UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CRISPR THERAPEUTICS AG

(Name of Issuer)

Common Shares, Par Value CHF 0.03

(Title of Class of Securities)

H17182108

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,250,627
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,250,627
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,627 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Common Shares are held of record by S.R. One, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2)           Based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s IPO and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the SEC on October 19, 2016, and 30,000 Common Shares deliverable pursuant to the Stock Option.

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Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 28, 2016 (the “Schedule 13D”) with respect to the common shares, par value CHF 0.03 per share (the “Common Shares”), of CRISPR Therapeutics AG, a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (the “Issuer”). GlaxoSmithKline plc is filing this amendment solely to correct an inadvertent omission in Item 2 of the Schedule 13D. The Issuer’s principal executive offices are located at Aeschenvorstadt 36, 4051 Basel, Switzerland. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the last paragraph in its entirety and replacing it with the following:

On September 30, 2016, GlaxoSmithKline plc agreed to a settlement with the SEC relating to an investigation into the commercial practices of certain subsidiaries of GlaxoSmithKline plc in China. The SEC’s order found that GlaxoSmithKline plc violated the internal controls and books and records provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). GlaxoSmithKline plc consented to the order without admitting or denying the findings, and agreed to pay a $20 million civil penalty. GlaxoSmithKline plc also agreed to provide status reports to the SEC for the next two years on its remediation and implementation of anti-corruption compliance measures.

Other than as set forth above in this Item 2, during the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016

GLAXOSMITHKLINE PLC

By:	/s/Victoria A. Whyte Victoria A. Whyte Authorized Signatory